Exhibit 3.1

FIRST AMENDMENT TO

LIMITED LIABILITY COMPANY AGREEMENT

OF DUKE CAPITAL LLC

DUKE ENERGY CORPORATION, a Delaware corporation (the “Member”) the sole member of DUKE CAPITAL LLC (together with any successor limited liability company, the “Company”), a Delaware limited liability company, hereby amends the Limited Liability Company Agreement (the “Limited Liability Company Agreement”) of the Company as provided herein.

Background Statement

The Company was formed by Duke Energy Corporation, a North Carolina corporation (“Duke Energy (NC)”). Duke Energy (NC) was the sole member of the Company. Pursuant to the Agreement and Plan of Merger by and among Duke Energy (NC), Cinergy Corp., Deer Holding Corp. and Cougar Acquisition Corp., dated as of May 8, 2005 (the “Merger Agreement”), Duke Energy (NC) became a wholly owned subsidiary of the Member and converted to a North Carolina limited liability company named Duke Power Company LLC. Also as contemplated by the Merger Agreement, after its conversion, Duke Power Company LLC authorized and approved a distribution of its membership interest in the Company to the Member and executed and delivered an assignment of such membership interest. As a result of such distribution and assignment, the Member is now the sole member of the Company.

Amendment

The Member hereby amends the Limited Liability Company Agreement as follows:

1. The Member hereby adopts the Limited Liability Company Agreement and agrees that the Limited Liability Company Agreement as amended hereby is the Limited Liability Company Agreement of the Company.

2. The Member is hereby admitted as the sole member of the Company.

3. All references in the Limited Liability Company Agreement to the Member are deemed to refer to the Member as defined in this amendment.

IN WITNESS WHEREOF, this amendment is hereby executed as of the 3rd day of April 2006.

DUKE ENERGY CORPORATION

By:	/s/ Robert T. Lucas III
Robert T. Lucas III, Assistant Secretary